October 20, 2015

VIA EDGAR
Mr. Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Security Devices International, Inc.
Form 10-K for the Fiscal Year Ended November 30. 2014
Filed February 24, 2015
File No. 333-132456

Dear Mr. Kuhar:

We are responding to your letter dated October 6, 2015, concerning the Form 10-K (the “10-K”) filed by Security Devices International, Inc. (“Security Devices” or the “Company”) on February 24, 2015. We have reproduced your comments and the Company’s responses below.

Form 10-K for the Fiscal Year Ended November 30, 2014

Comment #1:

We that you have not provided a signature page in this filing. Accordingly, please make a full amendment to the filing which includes, on behalf of the registrant, the signatures of your principal executive officer, principal financial officer, principal accounting officer and at least the majority of the board of directors or persons performing similar functions. Refer to General Instruction D.2 of Form 10-K.

Response #1	The absence of signature pages was a filing oversight. The Company filed an Amendment No. 1 to 10-K on October 19, 2015 (“Amendment No. 1) with complete signature pages.

Mr. Kevin Kuhar
October 20, 2015

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 17

Comment #2:

We note that Management’s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control ~ Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please revise future filings, including the requested amendment, to include a report that identifies the version of the COSO Integrated Framework you used in the assessment, ~ i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013.

Response #2

The Company has included in Amendment No. 1 a statement to the effect that it is using the 1992 version of the Treadway Commission’s Internal Control ~ Integrated Framework. The Company will make appropriate disclosure regarding the version of the COSO Integrated Framework used going forward.

Included with this letter is a statement of the Company confirming that:

•	the company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Kuhar
October 20, 2015

Please do not hesitate to contact us if you have further comments or questions.

Thank you.

Very truly yours,
KAVINOKY COOK LLP

/s/ Jonathan H. Gardner
Jonathan H. Gardner

SECURITY DEVICES INTERNATIONAL INC.
125 LAKESHORE ROAD EAST
SUITE 300
OAKVILLE, ONTARIO L6J 1H3
CANADA

October 19, 2015

Mr. Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Security Devices International, Inc.
Form 10-K for the Fiscal Year Ended November 30. 2014
Filed February 24, 2015
File No. 333-132456

Dear Mr. Kuhar:

We are responding to your letter dated October 6, 2015, concerning the Form 10-K filed by us on February 24, 2015.

We confirm that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 19, 2015

Thank you.

Very truly yours,

SECURITY DEVICES INTERNATIONAL INC.

By: /s/Gregory Sullivan
Gregory Sullivan
Chief Executive Officer